EXHIBIT 99.1

For Immediate Release	Date: November 15, 2018
18-43-TR

Teck Announces $0.15 Dividend and $400 Million Share Buyback

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that its Board of Directors has approved the distribution of cash to shareholders through both a dividend and share repurchase mandate. Teck will pay an eligible dividend of $0.15 per share on its outstanding Class A common shares and Class B subordinate voting shares on December 31, 2018, to shareholders of record at the close of business on December 14, 2018. This dividend represents the regular quarterly dividend of $0.05 per share contemplated by Teck’s dividend policy and a supplemental dividend of $0.10 per share.

In addition to the $86 million aggregate dividend payment, the Board has directed management to apply $400 million to the repurchase of Class B subordinate voting shares under Teck’s previously announced normal course issuer bid program, including the $73.5 million of purchases made since that program received regulatory approval in October. Taking into account the $0.15 per share of base dividends already paid in 2018, this represents $573 million in aggregate of dividends and share repurchases.

“Share repurchases under our normal course issuer bid are an appropriate use of capital at this time given the value inherent in our shares and the positive outlook for our business,” said Don Lindsay, President and CEO, Teck. “The process to bring a partner into our Quebrada Blanca Phase 2 copper development project is proceeding very well, and we expect that a transaction could be announced in December and closed in the first half of 2019.”

Teck’s normal course issuer bid program authorizes Teck to purchase up to 40 million Class B subordinate voting shares through the period ending October 9, 2019. Teck intends to purchase shares opportunistically over this period. The company will determine the timing of any purchases, and may repurchase fewer or a greater number of shares, subject to the requirements of the issuer bid program.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning Teck’s intention to make purchases under its normal course issuer bid program, the prospects for completion of the sale of an interest in Teck’s Quebrada Blanca Phase 2 project, and the outlook for its business generally. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, changes in general economic conditions or commodity prices, unanticipated operating, permitting or construction issues, failure of plant and equipment, disruption of financial markets or other circumstances interfering with the Quebrada Blanca sales process or rendering it impractical or illegal to conduct share repurchases.

We caution you that the foregoing list of important factors and assumptions is not exhaustive.  Other events or circumstances could cause our actual results to differ materially from those estimated or implied by our forward-looking statements.  Certain of these risks are described in more detail in the Annual Information Form of Teck and in its public filings with Canadian securities administrators and the US Securities and Exchange Commission.  Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as maybe required under applicable securities laws.

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com